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                              [BAYCORP LETTERHEAD]

                                  NEWS RELEASE


                 BAYCORP REPORTS EXTENSION OF SELF TENDER OFFER

(Eliot, Maine) - March 4, 2003, 8:45 a.m. - Based upon the response to its self tender offer, BayCorp Holdings, Ltd. ("BayCorp") (AMEX: MWH) announced today the extension of the tender offer, which was to have expired at 12:00 midnight, Eastern Standard Time, on March 3, 2003. The Offer to Purchase will be extended 10 business days, consistent with SEC rules, to expire at 12:00 midnight, Eastern Standard Time, on Tuesday, March 18, 2003. Based on the count by the depository for the tender offer and including director options that may be purchased and terminated as described in the Offer to Purchase, 8,717,390 shares of common stock (including approximately 97% of outstanding shares) were properly tendered and not withdrawn, which exceeds the 8,500,000 shares that the Company had sought to purchase.

In the Offer to Purchase, dated January 31, 2003, shares tendered are subject, in the discretion of the BayCorp Board of Directors, to proration (except for odd lots) in order to preserve the Company's ability to use its net operating loss carryforwards without limitation. In view of the overwhelming response to the Offer to Purchase and the significant proration that would be necessary to preserve the Company's approximately $90 million in net operating loss carryforwards, the Board of Directors has decided that it will not exercise its discretion to effect a proration for that purpose.

With the extension of the Offer to Purchase through March 18, shareholders will have additional time to tender shares that had not been tendered or to withdraw shares that had been tendered. The Offer to Purchase up to 8,500,000 shares at a purchase price of $14.85 will remain open, and proration of the number of shares tendered by each purchasing shareholder (except for odd lots) will occur if the number of properly tendered and not withdrawn shares (including options) exceeds 8,500,000, as provided in the Offer to Purchase. The Board of Directors will also consider purchasing an additional number of shares equal to up to 2% of the Company's outstanding shares, consistent with the Offer to Purchase.

"Clearly our shareholders recognize the value created from the successful sale of Seabrook," stated Frank Getman, BayCorp's President and CEO. "BayCorp has succeeded during a time when many
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BayCorp Reports Extension of Self Tender Offer
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merchant energy companies have lost significant value. It is also clear from the results of the tender offer that most shareholders desire a complete return of capital. Accordingly, we will seek to realize value for the Company's remaining assets as we consider all of our options, including liquidation and dissolution."

In view of the overwhelming tender, the Board of Directors will consider proposing the dissolution and liquidation of the Company for approval by the shareholders at a meeting called for that purpose.

ABOUT BAYCORP

BayCorp Holdings, Ltd. is an unregulated holding company incorporated in Delaware. Prior to the November 1, 2002 sale to FPL Energy of substantially all of the assets of its electric generating subsidiaries, BayCorp's wholly owned subsidiaries, Great Bay Power Corporation and Little Bay Power Corporation, were electric generating companies whose principal assets consisted of joint ownership in the Seabrook Nuclear Power Plant in Seabrook, New Hampshire. HoustonStreet, Inc., an equity investment of BayCorp, operates HoustonStreet.com, an independent internet-based crude oil and refined products trading exchange.

FORWARD LOOKING STATEMENTS

The statements contained in this press release regarding the Company's intentions, considerations, and expectations are "forward-looking statements." Such statements include the Board's consideration of purchasing an additional number of shares equal to up to 2% of the Company's outstanding shares and its consideration of a dissolution and liquidation proposal. No assurances can be given that the results in any forward-looking statements will be achieved or will occur and actual results could differ. Please review reports filed by BayCorp with the Securities and Exchange Commission for other information and factors that could affect the Company's business.

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